24000857

SION

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65566

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nicol Investors Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Executive Park
(No. and Street)

Granite City	IL	62040
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Campbell	973-727-7379	Robert.Campbell@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company
(Name – if individual, state last, first, and middle name)

108 E Sybelia Ave	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2024	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin G Nicol, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nicol Investors Corporation, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ADAM JOSEPH MONGOLD
Notary Public - State of Illinois
Commission No. 985636
My Commission Expires January 17, 2028

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave., Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Nicol Investors Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nicol Investors Corporation as of December 31, 2023, the related statements of operations, changes in stockholders equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nicol Investors Corporation as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nicol Investors Corporation's management. Our responsibility is to express an opinion on Nicol Investors Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nicol Investors Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Nicol Investors Corporation's financial statements. The supplemental information is the responsibility of Nicol Investors Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Nicol Investors Corporation's auditor since 2019.

Maitland, Florida

February 16, 2024

Ohab and Company, P.A.

100 E. Sybelia Ave., Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Nicol Investors Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nicol Investors Corporation as of December 31, 2023, the related statements of operations, changes in stockholders equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nicol Investors Corporation as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nicol Investors Corporation's management. Our responsibility is to express an opinion on Nicol Investors Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nicol Investors Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Nicol Investors Corporation's financial statements. The supplemental information is the responsibility of Nicol Investors Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Nicol Investors Corporation's auditor since 2019.

Maitland, Florida

February 16, 2024

NICOL INVESTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

ASSETS		
Cash and cash equivalents	$	116,100
Commissions receivable		8,580
Prepaid expenses and other assets		19,157
Property and equipment, net of accumulated depreciation of $34,281		8,071
TOTAL ASSETS	$	151,908

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Dues collected in advance	$	29,738
Other payable & accrued expenses		9,530
Commissions payable		5,965
TOTAL LIABILITIES		45,233
Stockholders' Equity		
Common stock: $.25 par value; authorized 400,000 shares: 168,952 shares issued and outstanding		42,238
Additional paid-in capital		206,162
Accumulated deficit		(141,725)
Total Stockholders' Equity		106,675
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	151,908

The accompanying notes are an integral part of these financial statements.

Note A - ORGANIZATION AND NATURE OF BUSINESS

Nicol Investors Corporation (the "Company") is a broker-dealer registers with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Illinois corporation operated from Granite City, Illinois and operating in various states throughout the United States. The Company is a wholly-owned subsidiary of Nicol Enterprises, Inc. ("the Holding Company").

The Company offers mutual funds and variable annuity contracts on an application-way basis to retail clients. The Company's primary focus is to provide financial advice to middle income families.

With respect to this activity, the Company promptly forward all funds and securities received and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-1 under the Securities Exchange Act of 1934.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statement and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

Commissions from the sale of mutual funds and variable annuities are recognized as revenue at the point in time the associates service is fulfilled once the mutual fund or variable annuity company confirms that payment has been accepted which is based on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and reward of ownership has been transferred to the customer. A liability to the companies' representatives for commission payable related to these policies, if any, is recognized with recognition of the revenue from these policies.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES -Continued

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, overtime, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such believes its performance obligation is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation, using the accelerated methods over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2023 was $3,015.

Expenditure for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting are included in the statement of operations.

Credit Losses

Credit Losses
The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).
The Company had accounts receivable as of December 2022 and 2023 of $6,043 and $ $8,580 respectively.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES -Continued

Dues Collected in Advance

Dues collected in advance represent monies collected upfront by the company during the current year from their registered associates for various dues and licensing fees related to 2023. The Company charges a small administrative fee which is recorded as other income when earned.

Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for federal income taxes on taxable income.

The Company has addressed the provisions of ASC 740-10, Accounting for Income Taxes. In that regard, the Company has evaluated its tax positions, and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2023.

Note C – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3/% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

A December 31, 2023, the Company had Net Capital of $76,833 which was $71,833 in excess of its required Net Capital of $5,000. The Company's ratio of aggregate indebtedness to net Capital was .589 to 1.

NICOL INVESTORS CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES -Continued

Note D – Related Parties

The Company had the following related party transactions during 2022. Related parties include stockholders who own greater that 5% of the Holding Company's common stock:

Commission expense	$368,623
Occupancy expense and rent	$20,400
Salaries and professional fees	$ 2,600

At December 31, 2023 $1,197 of commission payable was due to related party shareholders. Additionally, an administrative expense of $6,000 was paid to Nicol Enterprises an affiliated entity.

The Company leases space from Nicol Investment Properties, LLC, an affiliated entity, on a month-to-month basis at monthly cost of $1,700.

In February 2016 the FASB issued ASU 2016-02, Leases – (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 related to its short-term office lease and instead has elected to recognize the lease payments as lease cost on a straight-line basis over the lease term. The least cost is $20,400 relating to the office lease for the year ended December 31, 2023

Note E – SIPC Annual Assessment

The Company is a member of the Securities and Investors Protection Corporation and has remitted all required assessments.

Note F -Commitments and Contingencies

There are no commitments or contingencies at year ended December 31, 2023.